SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 3, 2014

On September 3, 2014, at 12 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. Board Members José Carlos Cosenza, Newton Sergio de Souza, Marcelo Odebrecht and Roberto Zurli Machado were absent, with the first two replaced by their respective alternates, Antonio Aparecida de Oliveira and Mauricio Roberto de Carvalho Ferro and the third replaced by Board Member Marcela Drehmer, according to the letter of representation granted in the form provided in Article 24, paragraph 2 of the Company’s Bylaws. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Gustavo Valverde, Luciano Guidolin, Decio Oddone, Marcelo Cerqueira, Mr. Pedro Freitas and Mr. Guilherme Furtado were also present. In the absence of the Chairman and Vice-Chairman of the Board of Directors, Mrs. Marcela Drehmer presided the meeting, in the form set out in Article 22 of the Company’s Bylaws, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), the copies and related documentation of which were sent in advance for knowledge of the Board Members, as set out in its Internal Rules, and shall remain duly filed at the Company’s principal place of business, the following deliberations were unanimously approved by the attendees pursuant to the terms and conditions set out in the respective PDs: 1) PD.CA-/BAK–10/2014 – Contracting of Natural Gas by Braskem with Bahiagás; and 2) PD.CA-/BAK–11/2014 – Renewal of the Service Agreement for the Operation and Maintenance of Tanks, Ducts and Terminals for the Transport of Naphtha and Condensate between Transpetro, Braskem and Petrobras. II) Subjects for Acknowledgement: presentations/reports were given by the respective individuals responsible for the following matters: a) Presentation of the Post-Audit for Green PE; b) Update regarding the Ethylene XXI Project; c) Presentation on the logistics of solids at Braskem; and d) Results of Braskem for July 2014. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, September 3, 2014. Signatures.: Marcela Aparecida Drehmer Andrade – acting Chairman; Marcella Menezes Fagundes – Secretary; Marcelo Bahia Odebrecht (by Marcela A. Drehmer Andrade); Antonio Aparecida Oliveira; Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa, Álvaro Fernandes da Cunha Filho, Daniel Bezerra Villar, José Alcides Santoro Martins; Mauricio Roberto de Carvalho Ferro and Patrick Horbach Fairon.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2014

BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.